

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



05062415

July 29, 2005



Daniel J. Winnike, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/29/2005

Re: Cisco Systems, Inc.
Incoming letter dated July 6, 2005

Dear Mr. Winnike:

This is in response to your letter dated July 6, 2005 concerning the shareholder proposal submitted to Cisco by the Macri Family Trust 92882 and Trevor P. Macri. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
AUG 19 2005
THOMSON
FINANCIAL

cc: Donald A. Macri, Trustee
Macri Family Trust 92882
P.O. Box 3395
Santa Monica, CA 90408-3395

Trevor P. Macri
P.O. Box 3395
Santa Monica, CA 90408-3395

858877



FENWICK & WEST LLP

SILICON VALLEY CENTER

801 CALIFORNIA STREET | MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 | FAX 650.938.5200 | WWW.FENWICK.COM

July 6, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Donald A. Macri, Trustee of the Macri Family Trust 92882, and Trevor P. Macri

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation ("***Cisco***"), to inform you that Cisco intends to omit from its proxy card and other proxy materials for Cisco's 2005 annual meeting of shareholders, the following proposal and integrated supporting statement (the "***Proposal***") submitted by Donald A. Macri, Trustee of the Macri Family Trust 92882, and Trevor P. Macri (the "***Proponents***"):

> "In order to serve the best interests of CISCO and its SHAREHOLDERS, the Macri Family Trust 92882, who are beneficial owners of 10,000 shares of CISCO common stock, joined by another filer*, propose that the Board ask the Shareholders to vote for substantial shareholder dividend payments to begin no later than May 2006.
>
> Once enacted, employee and shareholder loyalty would strengthen, market value would rise, and CISCO would be boosted into the 'Blue-Chip' ranks."

The other filer referenced above is identified by asterisked footnote as Trevor P. Macri, owner of 3,500 shares of Cisco common stock.

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if, for the reasons stated below, Cisco excludes the Proposal from its proxy card and other proxy materials to be distributed to Cisco's shareholders in connection with its 2005 annual meeting of shareholders. Cisco's 2005 annual meeting of shareholders is currently scheduled for November 15, 2005, and Cisco currently expects that it will file definitive copies of its 2005 proxy statement and form of proxy with the Commission on or around September 26, 2005.

A copy of the letter from Donald A. Macri, Trustee of the Macri Family Trust 92882, to Cisco submitting the Proposal is enclosed, along with copies of all relevant written correspondence between Cisco and the Proponents. Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), on behalf of Cisco, we are simultaneously providing a copy of this letter and the attachments to each Proponent.

Reasons for Excluding the Proposal

We believe that the Proposal may be excluded from Cisco's proxy card and other proxy materials, on the following grounds:

- Rule 14a-8(i)(1) – because the Proposal is not a proper subject for action by shareholders under the laws of Cisco's jurisdiction of organization; and
- Rule 14a-8(i)(3) – because the Proposal is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9.

Discussion

1. The Proposal is not a proper subject for action by shareholders under the laws of the State of California, and, therefore, is excludable under Rule 14a-8(i)(1).

Under Rule 14a-8(i)(1), a proposal may be excluded from an issuer's proxy materials if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Cisco may exclude the Proposal because the Proposal is not a proper subject for action under the General Corporation Law of the State of California, the jurisdiction in which Cisco is incorporated.

The Note to paragraph (i)(1) of Rule 14a-8 states in part that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In the 1976 adopting release for certain amendments to Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), the Commission stated:

> "The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

Exchange Act Release No. 34-12999 (November 22, 1976) (the "***1976 Release***"). We believe that the California General Corporation Law (*"**CGCL**")* meets the foregoing description. Significantly, the 1976 Release further stated "that mandatory dividend proposals would continue to be excludable under subparagraph (c)(1) of the revised rule, to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends."

The Proposal calls for a vote of shareholders to effect dividends. Section 300 of the CGCL provides that, subject to the provisions of the CGCL and any limitations in a corporation's articles of incorporation, "the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." Article IV, Section(C)(1) of Cisco's Articles of Incorporation provides that "[s]ubject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors." There is no provision in Cisco's charter documents empowering Cisco's shareholders to supersede or invade the discretionary authority of the board of directors with respect to dividends. Therefore, pursuant to California law and Cisco's charter documents thereunder, subject to very limited circumstances that do not apply in this case (e.g. oppression of minority shareholders), Cisco's board of directors has sole discretionary power with respect to the declaration and payment of a dividend, as well as with respect to the form, size and frequency of any such dividends.[1]

The Proposal is not cast as a recommendation or request that Cisco's board of directors take action, but instead as a mandate that Cisco's board of directors take a (vaguely) specified action. While the Proposal does contain the word "ask," it does not request or recommend that the board of directors take or consider taking an action. Rather, it instructs the board of directors to "ask" the shareholders to vote "for substantial dividend payments."

Passage of the Proposal would impose an action upon the board of directors of Cisco, regardless of whether the board has determined the action to be in the best interests of Cisco and its shareholders. To allow such an obligation to be imposed upon the board of directors of Cisco is inherently at odds with the statutorily imposed duties of directors under California law with respect to management of Cisco's business and affairs. *See* CGCL § 309. Whether to declare dividends is a matter for the business judgment of the board of directors of Cisco. *See, e.g., Barnes, supra.*

The Staff has typically concurred that a shareholder proposal that would direct or mandate an action by a company's board of directors, including with respect to dividends, is generally inconsistent with the discretionary authority granted to a board of directors under state law, and thus subject to exclusion under Rule 14a-8(i)(1) and its predecessor, Rule 14a-8(c)(1). *See, e.g., Drexler Technology Corporation* (August 23, 2001) (permitting exclusion of a proposal regarding the institution of a policy of paying dividends, unless the proposal is recast as a recommendation or request); *The Southern Company* (March 19, 1990) (permitting exclusion of a proposal mandating that non-board members be delegated ultimate responsibility to declare a dividend, rather than recommend general dividend policy); Toys "R" Us, Inc. (February 28, 1995) (permitting exclusion of a proposal that "[t]he Board of Directors shall declare an annual dividend, payable quarterly and

[1] *See, e.g., Barnes v. State Farm Mutual Automobile Insurance Company, 16 Cal.App.4th 365, 20 Cal.Rptr.2d 87 (1993); Richards v. Pacific Southwest Discount Corporation, 44 Cal. App. 2d 551, 112 P.2d 698 (1941); Mulcahy v. Hibernia Savings and Loan Society, 144 Cal. 219, 77 P. 910 (1904); Excelsior Water and Mining Company v. Pierce, 90 Cal. 131, 27 P. 44 (1891); see also Marsh's California Corporation Law, Marsh, Harold Jr., et al., 4th ed.,* §§14.18, 14.21, 14.22, 14.23; *and Ballantine & Sterling California Corporation Laws, Clark, R. Bradbury, 4th ed.,* §§142.01, 142.05.

voted on at the annual meeting," which..."shall be based on the recommendations made by Senior Management," unless the proposal were recast as a recommendation or request); *Evans, Inc.* (April 23, 1993) (permitting exclusion of a proposal in which a shareholder advisory committee would "[d]etermine the date payment of dividends would be reinstated," unless the proposal were recast as a recommendation or request); *Magma Power Company* (April 13, 1992) (permitting exclusion of a proposal that a company "shall pay a quarterly dividend," unless the proposal were recast as a recommendation or request); *General Public Utilities* (January 26, 1984) (permitting exclusion of a proposal mandating "that commencing of *[sic]* the current quarter a resumption of dividends be made," unless the proposal were "recast in precatory form"); *Monsanto Company* (February 23, 1976) (permitting exclusion of a proposal requiring the company to "pay out at least fifty percent of the earnings in any one year"); and *International Paper Company* (March 1, 2004) (permitting exclusion of a proposal that "none of the five highest paid executives and any non-employee directors be eligible" to receive future stock options, unless the proposal were recast as a recommendation or request).

Further, the Staff has taken the position that, in the absence of limits on the authority of the board of directors, a shareholder proposal that would direct or mandate action by a California corporation may be excluded under Rule 14a-8(i)(1). *See PG&E Corporation* (February 18, 2003) (permitting exclusion of a proposal mandating that the board of directors report to shareholders on topics related to the company's emissions of carbon dioxide, sulfur dioxide, nitrogen oxide, and mercury, unless the proposal were recast as a recommendation or request); *Southern California Edison* (January 21, 1994) (permitting exclusion of a proposal that the company allow shareholders participating in the company's dividend reinvestment plan to sell shares directly to the company, unless the proposal were recast as a recommendation or request); *Mail Boxes Etc.* (April 26, 1994) (permitting exclusion of a proposal mandating that the company institute a share repurchase program to purchase two million shares in the open market within sixty days of the date of the shareholder meeting, unless the proposal were recast as a recommendation or request); *Pacific Gas and Electric Company* (February 1, 1993) (permitting exclusion of two proposals, the first proposing that non-salary compensation of management should be tied to performance indicators, and the second proposing that ceilings should be placed on future total compensation of officers and directors, thereby reducing their compensation, unless the proposal were recast as a recommendation or request).

Based on the authority set forth above we are of the opinion that insofar as the Proposal is a mandate that Cisco's board of directors take a specified action the Proposal is not a proper subject for shareholder action under California law. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(1). This paragraph of this letter shall serve as the supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). We note that we are admitted to practice law only in the State of California, and we therefore express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of California.

2. Cisco may omit the Proposal from its 2005 proxy card and other proxy materials under Rule 14a-8(i)(3) because it is vague, indefinite and misleading and, therefore, in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if it is vague, indefinite and materially misleading and, therefore, in violation of Rule 14a-9. In particular, various no-action letters have demonstrated that a shareholder proposal may be excluded in its entirety or in part from a company's proxy card and other proxy materials if: (i) it is so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the subject company would take in the event the proposals were approved; and (ii) any resultant action by the company would have to be made without guidance from the proposal and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See, e.g., International Business Machines Corporation* (February 2, 2005) (permitting exclusion of a proposal on the grounds that it was vague and indefinite, where the company argued that the proposal was subject to multiple interpretations); *General Electric Company* (January 23, 2003); *Alcoa, Inc.* (December 24, 2002); *Drexler Technology Corporation* (August 23, 2001) (permitting exclusion of portions of a proposal regarding the institution of a policy of paying dividends, unless the proposal were revised to address the flaws with those portions); *Jos. Schlitz Brewing Company* (March 21, 1977). *See also Staff Legal Bulletin No. 14B* (September 15, 2004) ("***SLB 14B***") at page 5, where the Commission recently clarified its interpretative position with regard to the continued application of Rule 14a-8(i)(3) to shareholder proposals which are so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if approved), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); and *NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)* ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote").

The Proposal as written is vague and indefinite. We believe that Cisco may properly exclude the Proposal on this basis. The word "substantial" in the context of the Proposal, taken as a whole, is vague and ambiguous, capable of having differing and, therefore, conflicting meanings among shareholders and Cisco's board of directors. The views of Cisco's numerous shareholders would undoubtedly differ as to what would constitute "*substantial* shareholder dividend payments" (emphasis added), and a dividend or series of dividends that would be perceived as "substantial" by one shareholder of Cisco likely would not be considered "substantial" by others. Similarly, the Proposal provides no guidance to Cisco's board of directors regarding what substantial shareholder dividend payments would be, and the board of directors could not be sure that any action it might take to implement the Proposal would be consistent with the intent of the Proposal or the will of Cisco's shareholders. In addition, the supporting statement for the Proposal does nothing to clarify the vagueness and indefiniteness of the Proposal.

If the Proposal as written appears in Cisco's 2005 proxy card and other proxy materials, we believe shareholders' views would differ on the meaning of "substantial shareholder dividend payments." Cisco would then have to interpret the meaning of the votes and consequently, the board of directors would be unable to determine with any reasonable certainty exactly which actions are necessary to properly implement it.

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from Cisco's proxy card and other proxy materials for its 2005 annual shareholders' meeting. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657 or by facsimile at (650) 938-5200. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,



Daniel J. Winnike, Esq.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.
Donald A. Macri, Trustee of the Macri Family Trust 92882
Trevor P. Macri

November 14, 2004 **CERTIFIED MAIL WITH RECEIPT**

TO: Board of Directors
c/o Secretary CISCO SYSTEMS, INC.
170 W. Tasman Drive
San Jose, CA 95134

RE: SHAREHOLDER PROPOSAL TO THE BOARD OF DIRECTORS AT THE NEXT ANNUAL BOARD MEETING

In order to serve the best interests of CISCO and its SHAREHOLDERS, the Macri Family Trust 92882, who are beneficial owners of 10,000 shares of CISCO common stock, joined by another filer*, propose that the Board ask the Shareholders to vote for substantial shareholder dividend payments to begin no later than May 2006.

Once enacted, employee and shareholder loyalty would strengthen, market value would rise, and CISCO would be boosted into the "Blue-Chip" ranks.

Sincerely,



Donald A. Macri, Trustee
Macri Family Trust 92882
P.O. Box 3395
Santa Monica, CA 90408-3395

*Trevor P. Macri, Owner of 3,500 shares of Cisco Common stock
P.O. Box 3395
Santa Monica, CA 90408-3395

c. Peter C. McMahon, Esquire
c. Rex H. Stevens, CPA
c. John T. Chambers, President, Chief Executive Officer & Director

cscodiv



FENWICK & WEST LLP

SILICON VALLEY CENTER

801 CALIFORNIA STREET | MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 | FAX 650.938.5200 | WWW.FENWICK.COM

November 23, 2004

DOUGLAS A. STEWART

EMAIL DSTEWART@FENWICK.COM
DIRECT DIAL 650.335.7627

Via Certified Mail

Donald A. Macri, Trustee
Macri Family Trust 92882
P.O. Box 3395
Santa Monica, CA 90408-3395

Dear Mr. Donald Macri:

On behalf of Cisco Systems, Inc. ("*Cisco*"), I am writing to acknowledge receipt of your shareholder proposal for Cisco's 2005 Annual Meeting of Shareholders included in a letter dated November 14, 2004. Certain of the procedural requirements in submitting a shareholder proposal are to provide proof that at the time you submitted your proposal that you continuously held your shares for at least one year and that you provide a written statement that you intend to continue to hold the shares through the date of the meeting of shareholders. The letter which was submitted on November 14, 2004 did not contain the required proof of eligibility or the required statement that you intend to hold the shares through the date of the meeting of shareholders. For your convenience, we have enclosed a copy of Rule 14a-8 under the Securities Exchange Act of 1934 which describes in Question 2 the eligibility requirements for submitting a proposal and how you can demonstrate to Cisco your eligibility to submit a proposal.

In order to prove your eligibility to Cisco, you must provide Cisco's Secretary with the following information:

- A written statement from the record holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal (November 14, 2004), you continuously held at least $2,000 in market value of Cisco shares (the 10,000 shares of Cisco common stock referred to in your letter would be a sufficient number) for at least one year; and

- A written statement that you intend to continue to hold the shares through the date of Cisco's 2005 Annual Meeting of Shareholders.

Please send the written statements to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statements electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notification. If these deficiencies are not corrected within this time period, Cisco may elect not to include your proposal in its proxy statement for Cisco's 2005 Annual Meeting of Shareholders.

Please feel free to contact me at (650) 335-7627 if you have any questions.

Very truly yours,



Douglas A. Stewart

cc: Trevor Macri
Mark Chandler, Cisco Systems, Inc.
Blair Christie, Cisco Systems, Inc.



FENWICK & WEST LLP

SILICON VALLEY CENTER

801 CALIFORNIA STREET | MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 | FAX 650.938.5200 | WWW.FENWICK.COM

November 23, 2004

DOUGLAS A. STEWART

EMAIL DSTEWART@FENWICK.COM
DIRECT DIAL 650.335.7627

<u>**Via Certified Mail**</u>

Trevor P. Macri
P.O. Box 3395
Santa Monica, CA 90408-3395

Dear Mr. Macri:

On behalf of Cisco Systems, Inc. ("*Cisco*"), I am writing to acknowledge receipt of your shareholder proposal for Cisco's 2005 Annual Meeting of Shareholders submitted on your behalf by Donald A. Macri, Trustee of the Macri Family Trust 92882 included in a letter dated November 14, 2004. Certain of the procedural requirements in submitting a shareholder proposal are to provide proof that at the time you submitted your proposal that you continuously held your shares for at least one year and that you provide a written statement that you intend to continue to hold the shares through the date of the meeting of shareholders. The letter which was submitted on November 14, 2004 did not contain the required proof of eligibility or the required statement that you intend to hold the shares through the date of the meeting of shareholders. For your convenience, we have enclosed a copy of Rule 14a-8 under the Securities Exchange Act of 1934 which describes in Question 2 the eligibility requirements for submitting a proposal and how you can demonstrate to Cisco your eligibility to submit a proposal.

In order to prove your eligibility to Cisco, you must provide Cisco's Secretary with the following information:

- A written statement from the record holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal (November 14, 2004), you continuously held at least $2,000 in market value of Cisco shares (the shares of Cisco common stock referred to in your letter would be a sufficient number) for at least one year; and

- A written statement that you intend to continue to hold the shares through the date of Cisco's 2005 Annual Meeting of Shareholders.

Please send the written statements to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statements electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notification. If these deficiencies are not corrected within this time period, Cisco may elect not to include your proposal in its proxy statement for Cisco's 2005 Annual Meeting of Shareholders.

Please feel free to contact me at (650) 335-7627 if you have any questions.

Very truly yours,



Douglas A. Stewart

cc: Donald A. Macri, Trustee of the Macri Family Trust 92882
Mark Chandler, Cisco Systems, Inc.
Blair Christie, Cisco Systems, Inc.

November 27, 2004 **VIA CERTIFIED MAIL**

Cisco Systems, Inc.
c/o Secretary
170 West Tasman Drive
San Jose, CA 95134-1706

RE: The Request of Your Agent, For Shareholder Proposal for Cisco's 2005 Annual Meeting of Shareholders

Pursuant to the request by your Agent, Douglas Stewart, of Fenwick & West LLP, in his response Letter of November 25, 2004, we submit the following declaration:

> We intend to continuously hold the shares through the date of Cisco's 2005 Annual Meeting of Shareholders;
>
> Additionally, we have instructed Schwab, the Shareholder of Record, to confirm, under separate cover or electronic transmission, no later than December 6, 2004, that we have continuously held our shares for at least one year from November 14, 2003.

Please timely acknowledge this communication and further please timely acknowledge the Schwab confirmation upon receipt.

Sincerely,



Donald A. Macri, Trustee
Macri Family Trust 92882
P.O. Box 3395
Santa Monica, CA 90408-3395

c. Peter C. McMahon, Esquire
c. Rex H. Stevens, CPA
c. John T. Chambers, President, Chief Executive Officer & Director
c. Mark Chandler, Cisco Systems, Inc.
c. Blair Christie, Cisco Systems, Inc.

cscoabm

November 27, 2004 **VIA CERTIFIED MAIL**

Cisco Systems, Inc.
c/o Secretary
170 West Tasman Drive
San Jose, CA 95134-1706

RE: The Request of Your Agent, For Shareholder Proposal for Cisco's 2005 Annual Meeting of Shareholders

Pursuant to the request by your Agent, Douglas Stewart, of Fenwick & West LLP, in his response Letter of November 25, 2004, I submit the following declaration:

> I intend to continuously hold the shares through the date of Cisco's 2005 Annual Meeting of Shareholders;
>
> Additionally, I have instructed E-Trade Professional and E-Trade Clearing (formerly Southwest Securities), the Shareholder of Record, to confirm, under separate cover or electronic transmission, no later than December 6, 2004, that I have continuously held my shares for at least one year from November 14, 2003.

Please timely acknowledge this communication and further please timely acknowledge the E-Trade Clearing confirmation upon receipt.

Sincerely,



Trevor P. Macri,
P.O. Box 3395
Santa Monica, CA 90408-3395

c. Peter C. McMahon, Esquire
c. Rex H. Stevens, CPA
c. John T. Chambers, President, Chief Executive Officer & Director
c. Mark Chandler, Cisco Systems, Inc.
c. Blair Christie, Cisco Systems, Inc.

cscoabmt

Evan Sloves (esloves)

From: Youdovin, David
Sent: Monday, December 06, 2004 4:12 PM
To: <corporatesecretary@cisco.com>
Subject: CISCO Shareholder : Trevor Macri

This letter serves to verify that Trevor Macri, ETPT Acct # 80041410, has continuously held his shares of your company for over one year, starting November 14, 2003.

Many thanks,

David N. Youdovin
TEL: (646)-521-4664
TEL: (212)-558-5215
FAX: (646)-521-4555
E*Trade Professional Trading, LLC
135 East 57th Street, 18th Floor
New York, NY 10022

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 29, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated July 6, 2005

The proposal provides that the board ask the shareholders to vote for substantial shareholder dividend payments to begin no later than May 2006.

There appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponents provide Cisco with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Cisco may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Cisco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Robyn Manos
Special Counsel